Performance as of October 31, 2017

	3 Month	1 Year
Sit Developing Markets Growth Fund	2.83%	29.90%
MSCI Emerging Markets Index	4.96%	23.64%

Performance Summary has complete return information.



Global Investment Outlook and Strategy

October 2017

Hawkish comments from the Federal Reserve and improved prospects for tax reform helped drive strong performance in reflation beneficiaries and smaller capitalization stocks in September. This is in stark contrast to the trends that have held for much of 2017 in which high growth technology stocks have lead the market. Interest rates rose across the yield curve in September, while interest rates ended the third quarter nearly where they started. We expect the unwinding of the Federal Reserve's $4 trillion money printing experiment to have a major influence on financial markets for the next two years. We also expect the Fed balance sheet reduction to put upward pressure on yields, especially for bonds with two to ten year maturities.

We currently forecast that U.S. real GDP will grow at least +2.0% to +2.5% in both 2017 and 2018 with a potential upside from improved capital spending and Trump administration fiscal policies. Synchronized global growth, improving domestic demand, enhanced profitability, and modest regulatory relief have buoyed business confidence and, as a result, companies have displayed an increased willingness to make capital outlays and build inventory. We believe that a protracted balancing of accommodative monetary policy is unlikely to derail domestic economic growth in the intermediate term. However, the reduction of quantitative easing by global central banks will almost certainly shift the investment landscape. As equity markets shift from a monetary policy driven market (rising tide lifts all boats) to one driven by company fundamentals, stock picking (i.e., finding companies that can consistently deliver quality earning growth) will be the driver of investment performance. We anticipate that earnings growth, rather than PE multiple expansion, will continue to be the primary determinant of stock appreciation going forward. As the range of possible economic outcomes remains relatively wide given ongoing monetary/ fiscal policy uncertainty, we continue to employ a diversified "barbell" strategy across client portfolios that encompasses a combination of visible/conservative growth sectors and pro-cyclical, Trump policy beneficiaries. We have increased exposure to financials as the sector stands to benefit, in particular, from a rise in U.S. interest rates, deregulation, and tax reform. We have also added to capital goods stocks with the expectation for an improved environment for capital spending.

For more details, including a longer discussion on dividend-paying stocks, please see the complete Sit Investment Associates' October 2017 Global Investment Outlook and Strategy paper. Click here: *Global Outlook and Strategy* (Adobe Acrobat).

2017 Capital Gain Distribution Estimates

Mutual funds are required to distribute net realized capital gains and income each year. These distributions will be paid this year on December 19th (to shareholders of record on December 18th). This year's *distribution amount estimates* are available *by clicking here*.

Move Money with Electronic Funds Transfer

Are you taking advantage of a convenient, exclusive benefit available to Sit Mutual Funds' shareholders? When you enroll in the electronic funds transfer feature, moving money in or out of your accounts is easy and fast.

Make purchases to or redemptions from your accounts by phone or online in one or two business days instead of the four to six days it takes when you make these transactions through the mail.

Adding this feature to your account is simple — just complete the *Bank Authorization Form*.



Sit ESG Growth Fund

Our newest Mutual Fund is the Sit ESG Growth Fund.

Learn more about this new offering.

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Rising Interest Rates: Good or Bad for Stocks?

Several factors influence the impact of rising interest rates on stocks.

Read the full article.

2017 Capital Gain Distribution Estimates

Mutual funds are required to distribute net realized capital gains and income each year. These distributions will be paid this year on December 19th (to shareholders of record on December 18th). This year's distribution amount estimates are provided in the table below.

The Sit Fixed-Income Funds pay regular monthly income distributions.

SIT MUTUAL FUND	PER SHARE AMOUNT	TYPE OF DISTRIBUTION
Mid Cap Growth	$0.61 – $0.92	Long-Term Capital Gain
Large Cap Growth	$0.09 – $0.13	Short-Term Capital Gain
Large Cap Growth	$3.66 – $5.48	Long-Term Capital Gain
Large Cap Growth	$0.10 – $0.16	Income
Developing Markets Growth	$0.20 – $0.29	Long-Term Capital Gain
International Growth	$0.11 – $0.17	Income
Balanced	$0.73 – $1.09	Long-Term Capital Gain
Dividend Growth	$0.25 – $0.37	Short-Term Capital Gain
Dividend Growth	$1.32 – $1.98	Long-Term Capital Gain
Dividend Growth	$0.24 – $0.36	Income
ESG Growth	$0.08 – $0.13	Income

2017 Tax Form Mailing Dates

Estimated mailing dates for tax forms for the 2017 tax year will be as follows:

COMPLETED FEDERAL FORM	INFORMATION	RECIPIENTS IN TAX YEAR 2017	DATE MAILED TO SHAREHOLDERS
1099-DIV	Reports ordinary and qualified dividends and short and long-term capital gain distributions for taxable accounts. Tax-exempt income is also reported.	Non-IRA shareholders that realized capital gains and dividend income in 2017 from investments in the Sit Mutual Funds. All the Sit Mutual Funds realized a capital gain and/or dividend income in 2017.	By 2/15/18
1099-B	Reports exchange and redemption activity in non-IRA Accounts.	Shareholders who made transactions in any Sit Mutual Fund. IRA and retirement plan account activity is not included.	By 2/15/18
1099-R	Reports withdrawals from retirement plan accounts and IRAs, including distributions, direct rollovers, conversions, recharacterizations and excess contributions. Also includes federal and state tax withholding, if any.	Shareholders who made account transactions, as described in box to the immediate left, in their IRA and retirement plan accounts.	By 1/31/18
5498	Reports annual, rollover and conversion contributions and recharacterizations for Traditional, Roth, SEP and SIMPLE IRA accounts. Also includes the December 31 fair market value.	Shareholders who made account transactions, as described in box to the immediate left, in their IRA account.	By 5/31/18

Previous Year's Tax Information

Tax information for previous years:

- *2016 Tax Information*
- *2015 Tax Information*
- *2014 Tax Information*
- *2013 Tax Information*

Professionally managed mutual funds allow smaller investors to pool their resources to invest in diversified portfolios. Individual investors can select from a variety of mutual fund strategies to find those compatible with their unique investment goals, timelines and risk tolerance. In addition, mutual fund shares are liquid, and the funds are regulated by The Securities and Exchange Commission (SEC). Sit Mutual Funds has a variety of funds to fit your investment objectives, timelines and risk tolerance.

Performance

(Annual Returns as of November 30, 2017) (%)

	1 Year	3 Year	5 Year	10 Year
Developing Markets Growth[1] (SDMGX)	**37.66**	**4.68**	**3.41**	**-1.07**
MSCI Emerging Markets Index[2]	29.90	3.71	2.16	-1.02
ESG Growth Class I (IESGX)	**24.78**	--	--	--
ESG Growth Class S (SESGX)	**24.45**	--	--	--
MSCI World Index[3]	23.66	--	--	--
International Growth[1] (SNGRX)	**24.74**	**5.07**	**6.00**	**0.36**
MSCI EAFE Index[4]	27.27	5.97	8.24	1.55
Large Cap Growth (SNIGX)	**29.23**	**11.33**	**14.68**	**7.80**
Russell 1000® Growth Index[5]	30.81	13.10	17.14	9.87
Mid Cap Growth (NBNGX)	**19.61**	**6.02**	**11.63**	**5.96**
Russell Midcap® Growth Index[6]	25.03	10.00	15.59	9.07
Small Cap Growth[7] (SSMGX)	**17.62**	**5.69**	**10.34**	**5.89**
Russell 2000® Growth Index[8]	23.69	11.32	15.84	9.25

Growth Funds

Growth funds' primary objective is long-term capital appreciation. Potential for a larger reward over time and has a fair amount of risk and volatility. Suitable for investors with longer time horizons.

	1 Year	3 Year	5 Year	10 Year
Balanced (SIBAX)	**18.17**	**7.70**	**10.08**	**6.05**
S&P 500® Index[9]	22.87	10.91	15.74	8.30
Bloomberg Barclays Aggregate Bond Index[10]	3.21	2.11	1.98	3.99
Dividend Growth Class I (SDVGX)	**21.19**	**9.76**	**13.79**	**8.73**
Dividend Growth Class S (SDVSX)	**20.90**	**9.47**	**13.51**	--
S&P 500® Index[9]	22.87	10.91	15.74	8.30
Global Dividend Growth[1] Class I (GDGIX)	**21.40**	**6.83**	**9.52**	--
Global Dividend Growth[1] Class S (GDGSX)	**21.14**	**6.56**	**9.24**	--
MSCI World Index[3]	23.66	8.19	11.75	--
Small Cap Dividend Growth[7] Class I (SSCDX)	**16.25**	--	--	--
Small Cap Dividend Growth[7] Class S (SDFSX)	**15.97**	--	--	--
Russell 2000® Index[11]	18.34	--	--	--

Growth and Income Funds

A more balanced approach to investing. Asset appreciation and income generation objectives. Can accommodate varied investment objectives and risk tolerances.

	1 Year	3 Year	5 Year	10 Year
Minnesota Tax-Free Income[12,13] **(SMTFX)**	**5.90**	**2.97**	**2.77**	**4.40**
Bloomberg Barclays 5-Year Municipal Index[14]	3.18	1.45	1.60	3.54
Quality Income[15] **(SQIFX)**	**1.12**	**0.51**	**--**	**--**
Bloomberg Barclays 1-3 Year Gov't/Credit Index[16]	0.88	0.83	--	--
Tax-Free Income[12] **(SNTIX)**	**8.03**	**4.04**	**3.78**	**4.58**
Bloomberg Barclays 5-Year Municipal Index[14]	3.18	1.45	1.60	3.54
U.S. Government Securities[15] **(SNGVX)**	**1.12**	**1.18**	**0.65**	**2.64**
Bloomberg Barclays Intermidiate Government Bond Index[17]	1.08	1.03	0.88	2.73

Income Funds

Primary objective is to generate current income. Best suited for investors seeking income, those with lower risk tolerance, and/or shorter investment timelines. May offer tax benefits.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers (if applicable). Without the fee waivers total return and yield figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed on some Funds if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Sample Asset Allocation Portfolios

Your choice of investment products will depend on your investment goals and time horizons, as well as your tolerance for risk. A diversified portfolio of growth and income invested in an array of products helps investors weather market volatility and adapt to market trends. Here are a few ways to allocate your portfolio to fit your goals, timelines, and risk tolerance.

Lower Risk/Reward — Higher Risk/Reward


Income 70%
Growth & Income 30%
Growth 0%


Income 45%
Growth & Income 25%
Growth 30%


Income 30%
Growth & Income 25%
Growth 45%


Income 20%
Growth & Income 10%
Growth 70%

Disclosure

(1) Investing in foreign securities, especially in developing markets, entails greater volatility, political and economic risks, and risks associated with accounting method differences.

(2) The MSCI Emerging Markets Index is an unmanaged free float-adjusted market capitalization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index.

(3) The MSCI World Index is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The index consists of 24 developed market country indices (as of 12/31/12).

(4) The MSCI EAFE Index (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed market stocks within Europe, Australasia and the Far East. It is not possible to invest directly in an index.

(5) The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000® companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group.

(6) The Russell Midcap® Growth Index is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group.

(7) The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity and greater volatility.

(8) The Russell 2000® Growth Index is an unmanaged index that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group.

(9) The S&P 500® Index is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

(10) The Bloomberg Barclays Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

(11) Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of Russell Investment Group.

(12) Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

(13) A portion of income may be subject to federal income tax including the alternative minimum tax (AMT).

(14) The Bloomberg Barclays 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index.

(15) Mortgage-backed securities involve risk of loss due to prepayments and defaults.

(16) The Bloomberg Barclays U.S. 1-3 Year Government/Credit Bond Index is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

(17) The Bloomberg Barclays Intermediate Government Index is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

800-332-5580 | e-mail: *info@sitinvest.com*

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or by *downloading them from the Documents page*. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

The contents herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.